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                                                                       Exhibit A


COYOTE SPORTS AND ROYAL PRECISION TERMINATE MERGER AGREEMENT

SAN DIEGO, June 22 /PRNewswire/ -- Coyote Sports, Inc. (Nasdaq: COYT - news) and Royal Precision, Inc. (Nasdaq: RIFL - news), announced today that the merger agreement between the two companies has been terminated at the request of Royal Precision, Inc. due to a material change in the business of Coyote Sports, Inc. resulting in an inability to obtain suitable long-term financing.

Coyote Sports, Inc. and Royal Precision, Inc. are engaged in complementary businesses in the golf and sports equipment industry. Coyote designs, engineers, manufactures, markets and distributes brand name sports equipment and recreational products, including steel and graphite golf shafts, premium grade cycle tubing and javelins. Royal Precision develops, produces and markets steel and graphite golf shafts, including the "Rifle" shaft, the first modern stepless steel golf shaft.

This press release includes statements which may constitute forward looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. These statements are subject to risks and uncertainties that could cause actual results to differ materially from the forward looking statements including, but not limited to, risks related to the Company's dependence on discretionary consumer spending and original equipment manufacturers, new product introduction, competition, seasonality of sales, fluctuations in operating results, product protection, intellectual property rights, supply delays, use of third party suppliers, customer concentration and other factors detailed in the Company's Securities and Exchange Commission filings.


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